FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 CORUS GROUP plc
                 (Translation of Registrant's Name Into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---          ---
        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act 1934.

                                 Yes       No X
                                     ---     ---
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of
      1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 6 November 2002                       By   Allison Scandrett
                                                ------------------
                                                Name: Mrs A Scandrett
                                                Assistant Company Secretary

        NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE
                   UNITED STATES, CANADA, AUSTRALIA OR JAPAN


                    For immediate release on 6 November 2002

                Recommended cash offer by KPMG Corporate Finance on behalf of Corus Group plc for Precoat International Plc

Summary

[] The Boards of Corus Group plc ("Corus") and Precoat International Plc ("Precoat") announce that they have reached agreement on the terms of a recommended cash offer, to be made by KPMG Corporate Finance on behalf of Corus, to acquire the entire issued and to be issued share capital of Precoat.

[] The Offer will be 88 pence in cash for each Precoat Share, valuing the whole of the issued share capital of Precoat at approximately (pound)7.25 million.

[] The Offer represents a premium of approximately 35.4 per cent. over the Closing Price of 65 pence per Precoat Share on 5 November 2002 (the last business day prior to the date of this announcement).

[] Corus has received undertakings to accept, or procure acceptance of, the Offer in respect of, in aggregate, approximately 60.5 per cent. of the existing issued share capital of Precoat.

[] The directors of Precoat, who have been so advised by SG, Precoat's financial adviser, consider the terms of the Offer to be fair and reasonable and will unanimously recommend that Precoat Shareholders accept the Offer.

[] Following the recent disposal of its Canadian subsidiary, Color Steels Inc., Precoat has two operating subsidiaries, Color Steels and Europressings. Color Steels operates one of the leading independent precoated steel service centres in the United Kingdom while Europressings is the market leader in the United Kingdom in the pressing of precoated blanks into bodies and similar parts for small appliances such as microwaves and for teletronic products such as television set top decoders and DVD players.

[] Precoat's operations are complementary to Corus' existing coated steel service centre operations. Overall, the acquisition will provide opportunities for efficiencies and working capital reductions. The combination of Precoat's management and commercial expertise together with the product development and plant and asset capabilities of Corus will further enhance Corus' enlarged coated steel service centre operations.

Commenting on the Offer, Tony Leggett, Managing Director of Corus Metal Services Europe, said:

"The planned acquisition of Precoat will allow Corus to enhance its service to customers in the key market sectors of general engineering, construction, automotive and consumer goods. It will also provide opportunities for Corus to grow its position in the coated steel service centre market across mainland Europe by building upon Precoat's existing market position and customer base."


Commenting on the Offer, Ian Williams, Chairman of Precoat, said:

"The Offer from Corus provides Precoat Shareholders with an opportunity to realise value immediately, at a price per Precoat Share that is unlikely to be achieved in the market in the foreseeable future. In addition, I believe that Precoat, as part of the Corus Group, will be better placed to fulfil its potential in both the distribution and pressing of precoated steel in the United Kingdom and Europe."



Enquiries:

Corus

Mike Hitchcock                                              Tel: 020 7717 4502

Precoat

Ian Williams                                                Tel: 01252 843 811
John Rider                                                  Tel: 01252 843 811

KPMG Corporate Finance, financial adviser to Corus

Tom Franks                                                  Tel: 020 7311 1000
Johanne Arnesen                                             Tel: 020 7311 1000

SG, financial adviser to Precoat

Alan Giddins                                                Tel: 020 7762 4619
Seema Patel                                                 Tel: 020 7762 4591

This summary should be read in conjunction with the full text of the following announcement which sets out further details of the Offer and which forms an integral part of this announcement. The Offer will be subject to the conditions set out in Appendix I to this announcement and to be set out in the Offer Document and Form of Acceptance. Appendix II contains definitions used in this announcement. The Offer Document and Form of Acceptance will be posted to Precoat Shareholders today.

KPMG Corporate Finance, a division of KPMG LLP which is authorised by the Financial Services Authority for investment business activities, is acting only for Corus as financial adviser in relation to the Offer and is not acting for any other person in relation to the Offer. KPMG Corporate Finance will not be responsible to anyone other than Corus for providing the protections afforded to its clients nor for providing advice in relation to the contents of this announcement, the Offer or any other matter referred to herein.

SG, which is regulated by the Financial Services Authority, is acting only for Precoat and is not acting for any other person in relation to the Offer. SG will not be responsible to anyone other than Precoat for providing the protections afforded to its clients nor for providing advice in relation to the contents of this announcement, the Offer or any other matter referred to herein.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer will not be made directly or indirectly in or into the United States, Canada, Australia or Japan, except where permitted by applicable law. Subject to this exception, neither this announcement nor the Offer Document and/or the Form of Acceptance may be distributed or sent, in, into or from the United States (whether by use of the mails or by any means or instrumentality of interstate or foreign commerce), Canada, Australia or Japan and doing so may render invalid any purported acceptance. Any person (including, without limitation, any custodian, nominee or trustee) who may have a legal or contractual obligation to forward this announcement, the Offer Document and/or the Form of Acceptance to any jurisdiction outside the United Kingdom, should have regard to the above provisions and, if necessary, take appropriate legal advice before taking any action.

This announcement does not constitute an offer or an invitation to purchase any securities.

The contents of this announcement have been approved for the purposes of section 21 of the Financial Services and Markets Act 2000 by KPMG Corporate Finance. KPMG Corporate Finance is a division of KPMG LLP which is authorised by the Financial Services Authority for investment business activities. The address of KPMG Corporate Finance is 8 Salisbury Square, London EC4Y 8BB.

For immediate release on 6 November 2002

                Recommended cash offer by KPMG Corporate Finance on behalf of Corus Group plc for Precoat International Plc

1.   Introduction

The Board of Precoat and the Board of Corus announce that they have reached agreement on the terms of a recommended cash offer, to be made by KPMG Corporate Finance on behalf of Corus, to acquire the entire issued and to be issued share capital of Precoat.

The Offer will be 88 pence in cash for each Precoat Share, valuing the whole of the issued share capital of Precoat at approximately (pound)7.25 million. The Offer represents a premium of approximately 35.4 per cent. over the Closing Price of 65 pence per Precoat Share on 5 November 2002 (the last business day prior to the date of this announcement).

Corus has received undertakings to accept, or procure acceptance of, the Offer in respect of, in aggregate, 4,987,351 Precoat Shares, representing approximately 60.5 per cent. of the existing issued share capital of Precoat.

2.   Recommendation

The directors of Precoat, who have been so advised by SG, Precoat's financial adviser, consider the terms of the Offer to be fair and reasonable. In providing such advice, SG has taken into account the commercial assessment of the directors of Precoat.

Accordingly, the directors of Precoat will unanimously recommend that Precoat Shareholders accept the Offer as they have irrevocably undertaken to do in relation to their own registered holdings amounting, in aggregate, to 252,044 Precoat Shares, representing approximately 3.1 per cent. of Precoat's existing issued share capital.

3.   The Offer

KPMG Corporate Finance, on behalf of Corus, will offer to acquire the entire issued and to be issued share capital of Precoat, on the terms and subject to the conditions set out or referred to below and in Appendix I to this announcement and such further terms and conditions as are set out in the Offer Document and Form of Acceptance and which are required to comply with the provisions of the City Code.

The Offer will be made on the following basis:

          for each Precoat Share           88 pence in cash

The Offer values the whole of the issued share capital of Precoat at approximately (pound)7.25 million. The Offer represents a premium of approximately 35.4 per cent. over the Closing Price of 65 pence per Precoat Share on 5 November 2002 (the last business day prior to the date of this announcement).

The Precoat Shares to be acquired pursuant to the Offer will be acquired fully paid and free from all liens, charges, equitable interests and encumbrances and together with all rights attaching thereto including the right to receive and retain all dividends or other distributions, if any, declared, made or paid after the date of the Offer Document.

4.   Undertakings to accept the Offer

Corus has received irrevocable undertakings to accept the Offer from the directors of Precoat in respect of, in aggregate, 252,044 Precoat Shares which are registered in their names, representing approximately 3.1 per cent. of the existing issued share capital of Precoat. Furthermore, the directors of Precoat have undertaken to take all steps as are in their power to procure acceptance of the Offer in respect of Precoat Shares in which either they are beneficially interested but not the registered owners or which are owned by their immediate families, amounting, in aggregate, to a further 241,739 Precoat Shares, representing approximately 2.9 per cent. of the existing issued share capital of Precoat. These undertakings remain binding in the event that a competing offer is made for Precoat unless and until the Offer lapses or is withdrawn.

In addition, certain other Precoat Shareholders have given irrevocable undertakings to accept, or procure acceptance of, the Offer in respect of, in aggregate, 4,493,568 Precoat Shares, representing approximately 54.5 per cent. of the existing issued share capital of Precoat. These undertakings remain binding unless a competing offer is made which is more than 10 per cent. higher in value than the Offer.

Accordingly, Corus has received undertakings to accept, or procure acceptance of, the Offer in respect of, in aggregate, 4,987,351 Precoat Shares, representing approximately 60.5 per cent. of the existing issued share capital of Precoat.

5.   Information on Corus

Corus is an innovative metal company, operating through 20 business units located worldwide, which combines international expertise with local service. The Corus Group was formed in October 1999, through the merger of British Steel plc and Koninklijke Hoogovens NV.

Corus is active in the precoated metals market both as a manufacturer and a distributor with operations operating independently from each other. The Corus Metal Services Europe division comprises its Western European service centres and has eight steel service centres processing coated steel in the United Kingdom, of which one, located in Oldbury in the West Midlands, specialises in precoated steel.

For the twelve months to 29 December 2001, Corus reported group turnover (including its share of turnover from joint ventures) of (pound)7,924 million (restated twelve months to 30 December 2000: (pound)9,851 million) and a loss on ordinary activities before tax of (pound)462 million (restated loss on ordinary activities before tax in the twelve months to 30 December 2000: (pound)1,135 million). The audited net assets of Corus as at 29 December 2001 were (pound)2,747 million.

6.   Information on Precoat

Following the recent disposal of its Canadian subsidiary, Color Steels Inc., Precoat has two operating subsidiaries, Color Steels and Europressings.

Color Steels, based in Cross Keys, South Wales, operates one of the leading independent precoated steel service centres in the United Kingdom, processing some 74,000 tonnes of steel products. Color Steels generated turnover of (pound)44.1 million in the year to 30 April 2002 (2001: (pound)51.0 million) and a profit before tax of (pound)1.1 million (2001: (pound)1.5 million). The fall in turnover was due to difficult trading conditions.

Europressings is based in Cardiff, South Wales, and was acquired by the Precoat Group in December 2000. It is the market leader in the United Kingdom in the pressing of precoated blanks into bodies and similar parts for small appliances such as microwaves and for teletronic products such as television set top decoders and DVD players. In the year to 30 April 2002, Europressings generated turnover of (pound)9.1 million (2001:
(pound)11.3 million) and a loss before tax of (pound)0.1 million (loss before tax in 2001: (pound)0.2 million). The fall in turnover was due to its customers in the consumer electronics and telecommunications sectors failing to achieve their sales projections and one customer relocating its manufacturing activities outside the UK.

For the year ended 30 April 2002, the Precoat Group, including the results of its subsequently sold Canadian subsidiary, reported a turnover of (pound)65.3 million (2001: (pound)69.7 million) and, after (pound)1.8 million of exceptional costs, a profit on ordinary activities before tax of (pound)0.9 million (2001:
(pound)2.4 million). Basic earnings per share were 0.5 pence (restated 2001:
10.7 pence). The basic earnings per share before amortisation of goodwill and exceptional items were 12.3 pence (restated 2001: 11.1 pence). As at 30 April 2002, Precoat had net assets of (pound)13.9 million. An unaudited pro forma statement of net assets as at 30 April 2002, prepared to reflect the disposal of Color Steels Inc. and the subsequent tender offer, pursuant to which Precoat bought back approximately 43 per cent. of its share capital for an aggregate consideration of (pound)5.9 million, shows net assets at (pound)8.9 million.

7.   Background to and reasons for the Offer

Precoat has grown to its current position as one of the leading coated steel service centres in the United Kingdom thanks to a focused and pro-active management team. Precoat has also successfully extended the role of the service centres through offering value added activities such as laminating, powder coating and through Europressings, pressing services.

In line with Corus' strategy to build its downstream activities within growth sectors, the acquisition of Precoat will allow Corus to enhance its position in the UK general engineering, construction, automotive and consumer goods sectors and will also allow Corus to enhance its service to those customers. The acquisition will provide opportunities for Corus to grow its position in the coated steel service centre market across mainland Europe by building on Precoat's existing market position and customer base.

Precoat's operations are complementary to Corus' existing coated steel service centre operations and it is intended that a new trading business, Corus Colorsteels, will be created within the Corus Metal Services Europe division. This new trading business will combine Precoat's Color Steels subsidiary and Corus' existing Oldbury operations. Europressings will form part of the Corus Metal Services Europe division's automotive service centre activities, which has the potential to service additional sectors.

Overall, the acquisition will provide opportunities for efficiencies and working capital reductions. The combination of Precoat's management and commercial expertise together with the product development and plant and asset capabilities of Corus will further enhance Corus' enlarged coated steel service centre operations.

8.   Management and employees

Corus intends that the management and staff of the Precoat Group will play an important role in the future development of the combined business. In particular, Lyn Williams will become the head of Corus Colorsteels, the new trading business to be created within Corus.

All the directors of Precoat have agreed that they will, upon the Offer becoming, or being declared, unconditional in all respects, resign from the board of Precoat. It is intended, however, that John Rider will assist on a short term consultancy basis with post-completion transition issues.

On the Offer becoming, or being declared, unconditional in all respects, Corus intends that the existing employment rights, including pension rights, of the employees of the Precoat Group will be safeguarded.

9.   Precoat Share Options

The Offer will extend to any fully paid Precoat Shares which are unconditionally allotted or issued pursuant to the exercise of options granted under the Precoat Share Option Schemes before the date on which the Offer closes (or such earlier date as Corus may, subject to the City Code, decide). However. the exercise price for all the outstanding options granted under the Precoat Share Option Schemes is greater than the consideration per Precoat Share payable under the Offer. Nonetheless, in accordance with the requirements of the City Code, Precoat intends to write to all holders of options granted under the Precoat Share Option Schemes informing them of their rights to exercise such options.

10.  Conditions and further terms of the Offer

The Offer will be subject to a number of terms. These are set out in Appendix I to this announcement.

11.  Compulsory acquisition, de-listing and re-registration

If Corus receives acceptances under the Offer in respect of 90 per cent. or more of the Precoat Shares to which the Offer relates, Corus intends to apply the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily any outstanding Precoat Shares to which the Offer relates.

As soon as it is appropriate and possible to do so, and subject to the Offer becoming, or being declared, unconditional in all respects, Corus intends to procure that Precoat applies to the UKLA for cancellation of the listing of Precoat Shares on the Official List of the UKLA and to the London Stock Exchange for admission to trading of Precoat Shares on the London Stock Exchange's market for listed securities to be cancelled, and also to propose a resolution that Precoat is re-registered as a private company under the relevant provisions of the Act.

A notice period of 20 business days prior to such cancellation will commence, either on the Offer being declared wholly unconditional, or on the first date of issue of compulsory acquisition notices under section 429 of the Act. It is anticipated that the cancellation of Precoat's listing and admission to trading will take effect on the expiry of 20 business days after the Offer becomes, or is declared, unconditional in all respects. Such cancellation of listing and trading would significantly reduce the liquidity and marketability of Precoat Shares not assented to the Offer.

12.  General

This announcement does not constitute, or form any part of any offer for or solicitation of, any offer for securities or any invitation or inducement to acquire or dispose of any securities. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the accompanying Form of Acceptance.

Appendix II to this announcement contains the definitions of certain terms used in this announcement.

The Offer Document and Form of Acceptance will be posted to Precoat Shareholders today.

The directors of Corus accept responsibility for the information contained in this announcement, other than the information relating to the Precoat Group, the directors of Precoat and the members of their immediate families, related trusts and persons connected with them and the other Precoat Shareholders who have given irrevocable undertakings to accept the Offer. To the best of the knowledge and belief of the directors of Corus (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Precoat accept responsibility for the information contained in this document relating to the Precoat Group, the directors of Precoat and their immediate families, related trusts and persons connected with them and the other Precoat Shareholders who have given irrevocable undertakings to accept the Offer. To the best of the knowledge and belief of the directors of Precoat (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Neither Corus nor, so far as Corus is aware, any person presumed to be acting in concert with Corus, owns or controls any Precoat Shares or has any option to acquire any Precoat Shares.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of and observe, any applicable requirements.

The Offer will not be made directly or indirectly in or into the United States, Canada, Australia or Japan, except where permitted by applicable law. Subject to this exception, neither this announcement nor the Offer Document and/or the Form of Acceptance may be distributed or sent, in, into or from the United States (whether by use of the mails or by any means or instrumentality of interstate or foreign commerce), Canada, Australia or Japan and doing so may render invalid any purported acceptance. Any person (including, without limitation, any custodian, nominee or trustee) who may have a legal or contractual obligation to forward this announcement, the Offer Document and/or the Form of Acceptance to any jurisdiction outside the United Kingdom, should have regard to the above provisions, and, if necessary, take appropriate legal advice before taking any action.

KPMG Corporate Finance, a division of KPMG LLP which is authorised by the Financial Services Authority for investment business activities, is acting only for Corus as financial adviser in relation to the Offer and is not acting for any other person in relation to the Offer. KPMG Corporate Finance will not be responsible to anyone other than Corus for providing the protections afforded to its clients nor for providing advice in relation to the contents of this announcement, the Offer or any other matter referred to herein.

SG, which is regulated by the Financial Services Authority, is acting only for Precoat and is not acting for any other person in relation to the Offer. SG will not be responsible to anyone other than Precoat for providing the protections afforded to its clients nor for providing advice in relation to the contents of this announcement, the Offer or any other matter referred to herein.

The contents of this announcement have been approved for the purposes of section 21 of the Financial Services and Markets Act 2000 by KPMG Corporate Finance. KPMG Corporate Finance is a division of KPMG LLP which is authorised by the Financial Services Authority for investment business activities. The address of KPMG Corporate Finance is 8 Salisbury Square, London EC4Y 8BB.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Precoat, owns or controls, or becomes the owner or controller, directly or indirectly of one per cent. or more of any class of securities of Precoat is generally required by the provisions of rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of this announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12.00 noon on the business day following the date of the dealing transaction. These disclosures should be made via a Regulatory Information Service with a copy sent (by fax or e-mail) to the Panel (fax number: +44 20 7256 9386, e-mail:
monitoring@disclosure.org.uk).

                                   Appendix I

                             Conditions of the Offer

The Offer, which will be made by KPMG Corporate Finance on behalf of Corus, will comply with the Listing Rules of the UK Listing Authority, the rules and regulations of the London Stock Exchange and the City Code, will be governed by English law and will also be subject to the terms and conditions set out in this announcement and in the Offer Document and the Form of Acceptance.

1.   Conditions of the Offer

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by no later than 3.00 p.m. on 6 December 2002 (or such later time(s) and/or date(s) as Corus may, with the consent of the Panel or in accordance with the City Code, decide), in respect of not less than 90 per cent. (or such lower percentage as Corus may decide) in nominal value of the Precoat Shares to which the Offer relates, provided that this condition will not be satisfied unless Corus shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Precoat Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Precoat. For the purposes of this condition:

     (i) Precoat Shares which are unconditionally allotted but not issued before the Offer becomes, or is declared, unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the register of members of Precoat;

     (ii) the expression "Precoat Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Act;

(b) the Office of Fair Trading indicating, in terms satisfactory to Corus, that the Secretary of State for Trade and Industry does not intend to refer the proposed acquisition of Precoat by Corus, or any matter arising therefrom, to the Competition Commission;

(c) all necessary filings (if required) having been made, all appropriate waiting periods (including any extension(s) thereof) under any applicable legislation or merger regulation in any jurisdiction having expired, lapsed or been terminated as appropriate, in each case in respect of the Offer and the acquisition or proposed acquisition of any shares in, or control of, Precoat by Corus;

(d) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, association, institution or professional or environmental body or other person or body in any jurisdiction (each a "Third Party") having, prior to the date when the Offer becomes otherwise unconditional in all respects, decided to take, institute, implement or threaten any action, suit, proceeding, investigation or enquiry or reference, or enacted, made or proposed any statute or regulation or order, or taken any other step which would or might:

     (i) make the Offer or its implementation, or the acquisition or proposed acquisition of any or all of the Precoat Shares or of control of Precoat by Corus, void, illegal and/or unenforceable under the laws of any jurisdiction or, directly or indirectly, restrain, prohibit, delay or otherwise interfere in the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or interfere with the Offer or the acquisition or proposed acquisition of Precoat by Corus or its implementation or any acquisition of shares in Precoat by Corus or any other member of the Corus Group; or

     (ii) result, directly or indirectly, in a delay in the ability of Corus, or render Corus unable, to acquire some or all of the Precoat Shares; or

     (iii) require, prevent or delay the divestiture, or alter the terms of any proposed divestiture, by any member of the Corus Group or any partnership, joint venture, firm or body corporate in which any member of the Corus Group may be interested (a "Corus Associate", the Corus Associates together with the Corus Group being the "wider Corus Group") or by any member of the Precoat Group or any partnership, joint venture, firm or body corporate in which any member of the Precoat Group may be interested (a "Precoat Group Associate", Precoat Group Associates together with Precoat Group being the "wider Precoat Group") of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties in each case to an extent which is material in the context of the Offer; or

     (iv) require, prevent or delay the divestiture by any member of the wider Corus Group of any shares or other securities of Precoat;

     (v) impose any limitation on, or result in a delay in, the ability of any member of the wider Corus Group to acquire or to hold or effectively to exercise, directly or indirectly, all or any rights of ownership of Precoat Shares or on the ability of any member of the Precoat Group or of the Corus Group to hold or effectively to exercise all or any rights of ownership of shares in or of any interest in any member of the wider Precoat Group or to exercise management control over any such member in each case to an extent which is material in the context of the Offer; or

     (vi) require any member of the wider Corus Group or the wider Precoat Group to offer to acquire any shares owned by any third party in the capital of any Precoat subsidiary or of any corporate body in which any such member has an interest (other than in implementing the Offer); or

     (vii) impose any limitation on the ability of any member of the wider Precoat Group to co-ordinate its business or any part of it, with the businesses of any other members; or

     (viii) otherwise adversely affect the business, assets, profits or prospects of any member of the wider Corus Group and/or of the wider Precoat Group,

     and all applicable waiting and other time periods during which any such Third Party, could decide to take, institute, implement or threaten any such action, suit, proceedings, investigation or enquiry having expired or been terminated;

(e) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Corus Group of any shares or other securities in, or control of Precoat and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, certificates, permissions and approvals necessary or appropriate for or in respect of the Offer and the acquisition or proposed acquisition of any shares in, or control of, Precoat by any member of the wider Corus Group having been obtained in terms and in a form satisfactory to Corus from all appropriate Third Parties with whom any member of the wider Precoat Group has entered into contractual arrangements, and such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, certificates, permissions and approvals, together with all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, certificates, permissions and approvals necessary or appropriate to carry on the business of each member of the wider Precoat Group remaining in full force and effect, and all filings necessary for such purpose have been made, and there being no intimation of any intention to revoke or not renew any of them at the time at which the Offer becomes otherwise unconditional;

(f)  since 30 April 2002, save as disclosed:

     (i) no member of the wider Precoat Group having declared, paid or made or proposed the declaration, paying or making of, any dividend, bonus or other distribution in respect of any of its share capital other than distributions by any wholly-owned subsidiaries within the Precoat Group;

     (ii) no member of the wider Precoat Group having, save as between Precoat and wholly-owned subsidiaries of Precoat or between wholly-owned subsidiaries of Precoat or upon exercise of rights to convert into or subscribe for Precoat Shares pursuant to the exercise of options under any Precoat Share Option Schemes, issued or authorised or proposed the issue or grant of, additional shares of any class or securities convertible into or rights, warrants or options to subscribe for or acquire any such shares or convertible securities or redeemed, repaid or reduced any part of its share capital;

     (iii) no member of the wider Precoat Group having issued, authorised or proposed the issue of, any debentures or incurred or increased any indebtedness or contingent liability of an aggregate amount which might materially or adversely affect any member of the Precoat Group;

     (iv) there having been no adverse change or deterioration of the businesses, financial or trading position or profits or prospects of any member of the wider Precoat Group which is material in the context of the Offer;

     (v) save for intra-group transactions, no member of the wider Precoat Group having merged or demerged with any corporate body or acquired or disposed (in either case otherwise than in the ordinary course of trading) of any assets (including shares in subsidiaries, associates and trade investments) or made any change in its share or loan capital, or authorised or proposed or announced any intention to propose any merger, de-merger, acquisition, disposal or change as aforesaid;

     (vi) no litigation or arbitration proceedings, prosecution or other legal proceedings which are material in the context of the Offer having been instituted or threatened or remaining outstanding to which any member of the wider Precoat Group is a party;

     (vii) no member of the wider Precoat Group having purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or save in respect to the matters mentioned in sub-paragraph (ii) above made any other change which is material in the context of the Offer to any part of its share capital;

     (viii) no contingent liability having arisen which might be likely to affect adversely any member of the wider Precoat Group to an extent which is material in the context of the Offer;

     (ix) no member of the wider Precoat Group having entered into any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is not in the ordinary course of business or is of a long-term, onerous or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Precoat Group taken as a whole;

     (x) no member of the wider Precoat Group having mortgaged, charged, encumbered or created any other security interest over the whole or any part of the business, property or assets of any such member;

     (xi) no member of the wider Precoat Group having entered into or varied the terms of any service agreement with any of the directors of Precoat;

     (xii) no member of the wider Precoat Group having taken any corporate action for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

     (xiii) no member of the wider Precoat Group having proposed or entered into any agreement, arrangement or commitment with respect to any of the transactions or events referred to in this paragraph (f); and

     (xiv) no member of the wider Precoat Group having passed any resolution in a general meeting to sanction, approve, or implement any such issue, merger, de-merger, acquisition, disposal, change, transaction, contract or commitment as is referred to in this paragraph (f);

(g) save as disclosed, there being no provision of any arrangement, agreement, licence or other instrument to which any member of the wider Precoat Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which could, as a consequence of the making of the Offer or the acquisition or proposed acquisition by Corus of the share capital of Precoat or any part thereof or otherwise, result (in each case to an extent which is material in the context of the Offer) in:

     (i) any monies borrowed by, or other indebtedness (actual or contingent) of, or grant available to any such member being or becoming repayable or being capable of being or becoming declared repayable immediately or prior to their or its stated maturity or the ability of any such member to incur any indebtedness being withdrawn or inhibited;

     (ii) the creation of any mortgage, charge or other security interest on or in relation to the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) becoming enforceable;

     (iii) any such arrangement, agreement, licence, permit or instrument being terminated or materially or adversely modified or affected or any action being taken or any obligation arising thereunder;

     (iv) any material interest, assets or property of any such member being or becoming liable to be disposed of or charged otherwise than in the ordinary course of business;

     (v) the interests or business or any such member, in or with any other venture, person, firm or body, or any arrangements relating to such interests or business, being terminated, or adversely modified or affected;

     (vi) any such member ceasing to be able to carry on business under any name under which it presently does so; or

     (vii) the respective financial or trading position or prospects of any such member being adversely affected; and

(h)  Corus not having discovered:

     (i) that any financial or business information about the wider Precoat Group as contained in the information disclosed publicly by or on behalf of any member of the wider Precoat Group (or any such member's advisers) which is material in the context of the Offer is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading (in each case to an extent which is material in the context of the Offer);

     (ii) that any member of the wider Precoat Group is subject to any liability, contingent or otherwise, which is not disclosed in the audited consolidated financial statements of Precoat for the financial year ended 30 April 2002 and which is material in the context of the wider Precoat Group taken as a whole and which was not disclosed to Corus or its professional advisers prior to the date of this document; or

     (iii) that there is any liability (whether actual, prospective or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider Precoat Group under any statute, regulation, order or decision of any Third Party which, in any such case, is material in the context of the Offer.

Corus reserves the right to waive all or any conditions (b) to (h) above inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Corus to have been or remain satisfied by midnight on the day which is 21 days after the date on which the Offer becomes, or is declared, unconditional as to acceptances, or such later date as Corus may, with the consent of the Panel, decide, provided that Corus shall be under no obligation to waive or treat as fulfilled any of the conditions (b) to (h) above inclusive by a date earlier than the latest date specified above for fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment. If Corus is required by the Panel to make an offer or offers for Precoat Shares under the provisions of Rule 9 of the City Code, Corus may make such alterations to the conditions, including that in paragraph (a), as may be necessary to comply with the provisions of that rule.

The Offer will lapse (unless the Panel otherwise consents) if before the first closing date or the date when the Offer becomes, or is declared, unconditional as to acceptances, whichever is the later, the acquisition of the Precoat Shares by Corus pursuant to the Offer, or any matter arising therefrom, is referred to the Competition Commission.

For the purpose of these conditions, where there is a reference to "disclosed", it means disclosed:

(a) by the fair disclosure arising by virtue of the provision of information and documents in a data room made available to Corus and its professional advisers by Precoat for inspection by them in connection with the Offer; or

(b) by the fair disclosure in writing by Precoat or on its behalf of information, documents, facts or circumstances to Corus and/or its professional advisers in connection with the Offer; or

(c) by the annual report and accounts of Precoat for the year ended 30 April 2002; or

(d)  by public announcement to the London Stock Exchange,

in each case prior to the announcement of the Offer.

                                   APPENDIX II

                                   Definitions

The following definitions apply throughout this announcement, and in the Offer Document and Form of Acceptance, unless the context requires otherwise:

"Act"                    The Companies Act 1985 (as amended)

"Australia"              The Commonwealth of Australia, its territories,
                         possessions and all areas subject to its jurisdiction and any political sub-divisions thereof

"Board" or "directors"   Means the directors of either Corus or Precoat as the
                         context demands

"business day"           A day, not being a Saturday or Sunday, on which
                         clearing banks in the City of London are open for normal business

"Canada" Canada, its provinces, possessions and territories and all areas subject to its jurisdiction and any political sub-divisions thereof

"City Code"              The City Code on Takeovers and Mergers

"Closing Price"          The closing middle market quotation as derived from the
                         Daily Official List of the London Stock Exchange

"Color Steels" or "CSL"  Color Steels Limited, a wholly-owned subsidiary of
                         Precoat

"Corus"                  Corus Group plc

"Corus Group"            Corus and its subsidiary and associated undertakings

"Europressings"          Europressings Limited, a wholly-owned subsidiary of
                         Precoat

"Form of Acceptance"     The form of acceptance and authority relating to the
                         Offer which will accompany the Offer Document

"Japan" Japan, its cities and prefectures, territories and possessions

"KPMG Corporate Finance" KPMG Corporate Finance, a division of KPMG LLP

"London Stock Exchange"  London Stock Exchange plc

"Offer" The recommended cash offer being made by KPMG Corporate Finance on behalf of Corus to acquire all the Precoat Shares on the terms and subject to the conditions to be set out in the Offer Document and the Form of Acceptance including (where the context so requires) any subsequent revision, variation, renewal or extension thereof

"Offer Document"         The document to be addressed to Precoat Shareholders on
                         behalf of Corus containing and setting out the terms and conditions of the Offer

"Panel"                  The Panel on Takeovers and Mergers

"Precoat" or "Company"   Precoat International Plc

"Precoat Group"          Precoat and its subsidiary undertakings

"Precoat Shareholders"   Holders of Precoat Shares

"Precoat Shares"         The existing unconditionally allotted or issued and
                         fully paid (or credited as fully paid) ordinary shares of 10 pence each in the capital of Precoat and any further such shares which may be issued or unconditionally allotted while the Offer remains open for acceptance or, subject to the provisions of the City Code, by such earlier date as Corus may determine

"Precoat Share Options"  Options over Precoat Ordinary Shares granted under the
                         Precoat Share Option Schemes

"Precoat Share Option    The Precoat 1995 Approved Employee Share Option Scheme,
Schemes"                 the Precoat 1997 Sharesave Scheme and the Precoat 1997
                         Unapproved Share Option Scheme

"Regulatory Information  Any of the services set out in schedule 12 of the
Service"                 Listing Rules of the UKLA

"SG"                     Societe Generale of Exchange House, Primrose Street,
                         London EC2A 2HT

"UK" or "United Kingdom" The United Kingdom of Great Britain and Northern
                         Ireland

"UKLA" The Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000

"United States"          The United States of America, its territories and
                         possessions, any state of the United States and the District of Columbia, and all other areas subject to its jurisdiction or any political supervision thereof

"US Securities Act"      The United States Securities Act of 1933